EXHIBIT 99.3

FORM OF LETTER TO BROKERS

TULLY’S COFFEE CORPORATION

UP TO 1,750,000 SHARES OF COMMON STOCK AND 3,550,000 INVESTMENT UNITS OFFERED

PURSUANT TO RIGHTS DISTRIBUTED TO SHAREHOLDERS

To Securities Brokers and Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed to securities brokers and dealers, commercial banks, trust companies and other nominees in connection with the offering (the “Rights Offering”) by Tully’s Coffee Corporation, a Washington corporation (the “Company”), of up to 1,750,000 shares of its common stock (the “Common Stock”) and 3,550,000 investment units (each investment unit consisting of four shares of the Company’s Series A Convertible Preferred Stock and a warrant to purchase two shares of Common Stock) (the “Investment Units”), pursuant to nontransferable subscription rights (the “Rights”) distributed to eligible holders and former holders of the Common Stock (each, a “Rights Holder” and collectively, the “Rights Holders”). The Rights are exercisable pursuant to the enclosed Subscription Agreement and upon the terms and conditions described in the Prospectus dated January 11, 2005 (the “Prospectus”).

According to our records, you are a broker, a trustee or a depository for securities, or you otherwise hold shares of our Common Stock or preferred stock for the account of a beneficial owner of our Common Stock or preferred stock. This beneficial owner is identified by name in the address of this letter (your “Client”). If our records show that you act in a similar capacity with respect to one or more other parties, you will receive a separate letter (in the same form as this letter) with respect to each such party.

As described in the Prospectus, the Company is engaging in the Rights Offering primarily because it believes that the Rights Offering will provide the Company with affirmative defenses against claims relating to unsatisfied preemptive rights. Rights Holders who did not exercise or waive their preemptive rights in connection with the equity offerings the Company made between February 1994 and October 1999 (the “Prior Issuances”) are being offered the opportunity (the “Primary Rights”) to be put in the same position they would have been in if they had exercised their preemptive rights at the time of the Prior Issuances. Accordingly, the prices for the shares of Common Stock and Investment Units issuable upon exercise of the Primary Rights are the historical prices at which the Company issued Common Stock and the Investment Units to investors in the Prior Issuances, and the number of shares of Common Stock or Investment Units each holder of Primary Rights may purchase depends on (1) the number of shares held at the date of each of the Prior Issuances and (2) the number of shares of Common Stock or Investment Units purchased by every other holder of Primary Rights.

In addition, as described in the Prospectus, shareholders of record of the Common Stock, Series A Convertible Preferred Stock, and Series B Convertible Preferred Stock of the Company as of January 6, 2005 (the “Current Record Shareholders”) are eligible to subscribe for the shares of Common Stock and the Investment Units issuable upon exercise of the Primary Rights that expire or are not exercised by the expiration date of the Rights Offering (the “Under-Subscription Privileges”). Current Record Shareholders do not need to exercise any of their Primary Rights in order to exercise their Under-Subscription Privileges. The subscription price for the shares of Common Stock or the Investment Units subscribed for pursuant to the Under-Subscription Privileges is the same as the subscription price for the shares of Common Stock or the Investment Units subscribed for pursuant to the Primary Rights, and Current Record Shareholders may, pursuant to their Under-Subscription Privileges, request to purchase as many additional shares of Common Stock as they wish for the prices set forth in their Subscription Agreements, and may request to purchase as many additional Investment Units as they wish for $10.00 per Investment Unit.

If the Under-Subscription Privileges are oversubscribed, the Company will reduce, on the proportionate basis described in the Prospectus, the number of shares of Common Stock and the Investment Units that may be purchased by each Rights Holder pursuant to the Under-Subscription Privileges.

A Rights Holder may not sell, trade or otherwise transfer the Rights except in limited circumstances described in the Prospectus. The Company will not issue any fractional shares of Common Stock or of its Series A Convertible Preferred Stock, warrants for fractional shares of Common Stock or fractional Investment Units in the Rights Offering. The Primary Rights and the Under-Subscription Privileges may not be divided in any manner that would create fractional Rights.

The percentage of the Company’s outstanding Common Stock and Series A Convertible Preferred Stock that a Current Record Shareholder holds will decrease if he or she does not exercise his or her Rights and other shareholders purchase securities in the Rights Offering. In addition, the Investment Units sold in the Rights Offering include warrants to purchase Common Stock, and, to the extent that all or a portion of those warrants are exercised to purchase Common Stock, a Current Record Shareholder would be subject to additional dilution of his or her percentage ownership interest in the Company.

We are asking you to contact your Client to obtain instructions with respect to the Rights. By instructing you to subscribe for shares of Common Stock or Investment Units, your Client will also be affirmatively waiving, and releasing the Company from, any rights or claims that he, she or it may have related to preemptive rights that he, she or it may have held from February 1994 through October 1999.

Enclosed are the following documents:

1. The Prospectus;

2. The Subscription Agreement relating to any shares of Common Stock that are or were registered in your name for your Client (including a Substitute Form W-9);

3. Instructions as to Use of Tully’s Coffee Corporation Subscription Agreements (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9);

4. A letter that may be executed by you and then sent to your Client;

5. Instructions by Beneficial Owner Form; and

6. A Nominee Holder Certification to be completed by you if your Client elects to exercise his, her or its Rights.

Your prompt action is requested. The Rights will expire, if not exercised, at 5:00 p.m., Pacific Time, on February 8, 2005, unless the Rights Offering is extended by the Company in its sole discretion. As described in the Prospectus, you may exercise the Rights by properly completing and signing the Subscription Agreement and forwarding it, along with payment in full for all of the Rights exercised, to the Company’s Investor Relations Department in the envelope provided. Additional copies of the enclosed materials may be obtained from the Company’s Investor Relations Department. The telephone number of the Company’s Investor Relations Department is 206-233-2070.

Very truly yours,

TULLY’S COFFEE CORPORATION

NOTHING IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL BE DEEMED TO MAKE YOU OR ANY OTHER PERSON AN AGENT OF TULLY’S COFFEE CORPORATION OR TO AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF TULLY’S COFFEE CORPORATION WITH RESPECT TO THE RIGHTS OFFERING EXCEPT FOR STATEMENTS THAT ARE CONTAINED IN THE PROSPECTUS.

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